Mail Stop 3561

June 10, 2008

Bradford R. Rich
Chief Financial Officer
SkyWest, Inc.
444 South River Road
St. George, UT 84790

Re: SkyWest, Inc.
File No. 000-14719
Form 10-K: For the fiscal year ended December 31, 2007
Form 10-Q: For quarterly period ended March 31, 2008

Dear Mr. Rich:

We have reviewed your May 6, 2008 correspondence and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

1. We have reviewed your response to our prior comment number 4. You state that you believe fuel expense is the only significant pass-through cost component under your contracts that has had a material fluctuation impact on your revenues when comparing the current period to prior periods. However, we note from the MD&A disclosure in your Form 10-Q for the period ended March 31, 2008 (page 18) that you collected and recorded $8.1 million of revenue (under your United Express Agreement and Midwest Services Agreement) that relates to future engine maintenance overhauls. Furthermore, you state in your Form 8-K furnished on May 7, 2008 that such amount is net of any regional jet engine maintenance overhauls. We note that both the amount

of maintenance expense recognized in your statement of income and the increase in the amount of maintenance expense recognized was material during the three month period ended March 31, 2008. In this regard, please tell us whether maintenance revenue earned under your United Express Agreement and Midwest Services Agreement is recognized in your statement of income gross, or net, of associated maintenance costs, as well as the amount of maintenance revenue recognized during each financial statement period included in your most recent Form 10-K and Form 10-Q. To the extent that the amount of maintenance revenue recognized in your statement of income is material, please consider the need to separately disclose such amount in accordance with our prior comment number 4.

2. We have reviewed your responses to our prior comment numbers 6 and 7. However, we continue to believe that the discussion and analysis contained in MD&A would be more useful to investors if it focused upon the actual underlying factors that drive your costs, whether they are changes in available seat miles ("ASMs") or other factors. You state that the size of your fleet is the primary driver of your costs. However, by measuring costs on an ASM basis, you are not only considering fleet size, but also fleet activity, neither of which may be the primary driver of certain costs. In this regard, please review all of your cost categories disclosed in MD&A and revise the related disclosure to discuss the changes in the dollar amount of costs incurred, where appropriate. Your revised disclosure should quantify and discuss the impact of changes in key factors that drive your costs. In this regard, we continue to believe that your disclosure can be improved by a) utilizing tables that quantify both the changes in your accounts and the impact of individually material factors that contributed to such changes and b) refocusing the narrative text portion of your disclosure to analyze the underlying business or industry trends impacting the factors included in the tables. As cost per ASM may provide additional information and facilitate additional discussion that is useful to an investor, we do not object to the supplemental disclosure of this metric in future filings.

Item 8. Financial Statements

Notes to Consolidated Financial Statements

(1) Nature of Operations and Summary of Significant Accounting Policies

Passenger and Ground Handling Revenues, page 56

3. We have reviewed your response to our prior comment number 12. Please confirm that you will revise your revenue recognition policy in future filings to state that revenue is recognized under your pro-rate flying agreements based upon the portion of the pro-rate passenger fare that you will receive.

Form 10-Q: For the quarterly period ended March 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 16

4. We note from your 8-K furnished on May 7, 2008 that pre-tax profit for the quarterly period ended March 31, 2008 was reduced by approximately $11.4 million as a result of i) greater than expected losses on pro-rate flying, due to higher fuel costs and ii) various non-overhaul related maintenance costs, consisting primarily of a higher volume of "C" checks on aircraft, the purchase of aircraft parts, and damage to aircraft caused by third parties. However, these factors do not appear to be discussed in your MD&A disclosure for the period ended March 31, 2008. Please ensure that your MD&A disclosure that is provided in future filings discusses all significant factors that have materially impacted your net income recognized in the respective reporting period.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in its filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   You may contact Jeffrey Sears at 202-551-3302 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3816.

          Sincerely,

          Joseph Foti
          Senior Assistant Chief Accountant